Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
February 28, 2006


06011378

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL



Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since February 1, 2006 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
MAR 07 2006
THOMSON FINANCIAL

Very truly yours,

Kao Corporation

By 
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B



LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE February 1, 2006

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated February 21, 2006
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Acquisition of Treasury Shares dated: February 9, 2006 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-2)

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since February 1, 2006 include the following information:

i. February 9, 2006– On June 29, 2005, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.6 % of its issued shares of common stock, for up to ¥50,000,000,000.
As of January 31, 2006, Kao had issued 549,443,701 shares of common stock, and held 2,102,484 of them.

Exhibit A-1

Kao Announces Acquisition of Kanebo Cosmetics Stock (Second Follow-up)

February 21, 2006

On February 21, 2006, Kao Corporation (the "Company") acquired 14,000,000 shares of Kanebo Cosmetics' common stock (14% of its outstanding voting shares) from Kanebo, Ltd. ("Kanebo"), thus completing its acquisition of all of Kanebo Cosmetics' issued and outstanding stock.

Also on the same day, the shares of Kanebo held by Kanebo Cosmetics (62,500,000 Class C shares) were transferred to Trinity Investment Co., Ltd.

As a result of the above transactions, cross-shareholdings between Kanebo and Kanebo Cosmetics were eliminated.

In addition, all rights to the "Kanebo" brand held by Kanebo were transferred to Kanebo Cosmetics on February 17, 2006, and they are being licensed back to Kanebo for up to two years.

References to related previous press releases:
1) "Kao Announces Acquisition of Kanebo Cosmetics Stock", released on December 16, 2005.
2) "Kao Announces Acquisition of Kanebo Cosmetics Stock (Follow-up) ", released on January 31, 2006.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit B-1


FASF

2006年2月21日

各　位

会社名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
（コード番号　４４５２　東証第一部）

株式会社カネボウ化粧品の株式取得に関するお知らせ（続報の2）

当社は、本日、カネボウ株式会社が保有していた株式会社カネボウ化粧品の普通株式 14 百万株（発行済議決権株式の 14%）を取得し、これにより、株式会社カネボウ化粧品の株式すべての取得を完了いたしました。

また、本日、株式会社カネボウ化粧品は、その保有していたカネボウ株式会社の株式（C種類株式 62.5 百万株）を、トリニティ・インベストメント株式会社に譲渡いたしました。

以上の株式売買をもちまして、カネボウ株式会社と株式会社カネボウ化粧品の間での相互株式保有が解消されたことをお知らせいたします。

なお、カネボウ株式会社が保有していた「カネボウ」ブランドは、当月 17 日付で株式会社カネボウ化粧品が譲り受け、当分の間（最長２年間）は、カネボウ株式会社に使用許諾されています。

以　上

＜ご参考／これまでの関連お知らせ＞

- 2005 年 12 月 16 日付「株式会社カネボウ化粧品の株式取得（子会社化）に関するお知らせ」
- 2006 年 1 月 31 日付「株式会社カネボウ化粧品の株式取得に関するお知らせ（続報）」

本件についてのお問い合わせ先：
花王株式会社　広報部
電話 03-3660-7041～7042

Exhibit B-2

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成18年２月９日
【報告期間】	自　平成18年１月１日　至　平成18年１月31日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　普通株式

1【取得状況】

(1)【定時総会決議による買受けの状況】

平成18年1月31日現在

区分	株式数（株）		価額の総額（円）
定時株主総会での決議状況 （平成17年6月29日決議）		20,000,000	50,000,000,000
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（%）		－	－

（注）定時株主総会において商法第210条の規定に基づき決議された株式総数の、当該総会の終結した日現在の発行済株式総数に対する割合は、3.6%であります。

(2)【子会社からの買受けの状況】

平成18年1月31日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）		－	－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（%）		－	－

(3)【定款の定めによる取締役会決議による買受けの状況】

平成18年1月31日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）		－	－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（%）		－	－

2【処理状況】

平成18年1月31日現在

区分	処分、消却又は移転株式数（株）		処分価額の総額（円）
新株発行に関する手続を準用する処分を行った取得自己株式	月　日	－	－
計	－	－	－
消却の処分を行った取得自己株式	月　日	－	－
計	－	－	－
合併、株式交換、会社分割に係る取得自己株式の移転	月　日	－	－
計	－	－	－
合計		－	－

3【保有状況】

平成18年1月31日現在

区分	株式数（株）
発行済株式総数	549,443,701
保有自己株式数	2,102,484